

05040209

ATES
NGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluestone Investment Banking Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL PROCESSING SECTION
RECEIVED
APR 26 2005
WASH, DC
179

7535 East Hampden Avenue, Suite 109
(No. and Street)

Denver	CO	80231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Stark 303-226-5499
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larry O'Donnell, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

2228 South Fraser Street, Unit 1		Aurora, CO	80014
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



PROCESSED
MAY 12 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Investment Banking Group, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
DIANA L.
ERKANDER
STATE OF COLORADO

My Commission Expires May 12, 2008

Diana L. Erkander
Notary Public

Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluestone
INVESTMENT BANKING GROUP LLC

7535 E. Hampden Avenue, Suite 109
Denver, CO 80231

phone: 303.226.5499
fax: 303.694.6761


SEC MAIL PROCESSING
RECEIVED
APR 26 2005
WASH. D.C.
202
SECTION

April 20, 2005

Securities and Exchange Commission
Principal Office
450 5th Street, N.W.
Washington D.C. 20549

Dear Filing Officer – Division of Market Regulation,

Attached is a revised copy of our Annual Audit. It had come to our attention that there was no explanation of any material differences between the Annual Audit and the year-end Part IIA filing. That statement can be found on page 8 of the audit, which is the Computation of Net Capital Requirement page. This revised Annual Audit should accompany the Audited Report Form X-17A-5 Part III that I signed and sent to you via U.S. Mail the week of April 11, 2005.

Please call with questions.

Sincerely,

Steven M. Stark
Managing Member


SEC MAIL PROCESSING SECTION
RECEIVED
APR 26 2005
WASH, D.C. 202

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Financial Statements
December 31, 2004

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Financial Statements
December 31, 2004

Contents

	Page
Report of Independent Auditor	1
Financial Statements	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes In Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Accompanying Information Computation of Net Capital Requirement	8
Independent Auditors Report on Internal Control	9-11

Larry O'Donnell, CPA, P.C.

Telephone(303) 745-4545

2228 South Fraser Street
Unit 1
Aurora, Colorado 80014

To the Members
Bluestone Investment Banking Group, LLC
Denver, Colorado

Report of Independent Auditor

I have audited the accompanying statement of financial condition of Bluestone investment Banking Group, LLC, F/K/A Westcliffe Securities, LLC (A Colorado limited liability company) as of December 31, 2004, and the related statements of income, changes in ownership equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my audit

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Bluestone investment Banking Group, LLC F/K/A Westcliffe Securities, LLC as of December 31, 2004 and the results of its operation and its cash flows for the year then ended in conformity with generally accepted accounting principles, in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information contained in the computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of their basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Larry O'Donnell CPA, P.C.
January 27, 2005

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Statement of Financial Condition
December 31, 2004

Cash	$24,196
Total Assets	$24,196

Members' Equity

Members' Equity	$24,196

See Notes to Financial Statements

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Statement of Income
Year ended December 31, 2004

Consulting income	$ 138,456
Expenses	125,430
Net income	$ 13,026

See Notes to Financial Statements

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Statement of Changes in Members' Equity
Year ended December 31, 2004

Balance, December 31, 2002	$11,170
Plus net income	13,026
Balance, December 31, 2004	$24,196

See Notes to Financial Statements

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Statement of Cash Flows
Year ended December 31, 2004

Net cash flows from operating activities	
Net income	$13,026
Net cash flow provided by operating activities	13,026
Increase in cash	13,026
Cash, beginning	11,170
Cash, ending	$ 24,196

See Notes to Financial Statements

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Notes to Financial Statements

1. Description of Business and Significant Accounting Policies

Nature of operations - The Company is registered broker-dealer organized under the laws of the state of Colorado as limited liability company. The Company is subject to the rules and regulations or the Securities and Exchange Commission and the National Association of Securities Dealers .

Revenue recognition – Substantially all of the Company's revenues are derived from consulting activities that are generally provided to clients on fixed-price, fixed-time basis. Investment fees are recognized when earned.

The Company does not hold customer funds or securities.

Cash and Cash Equivalents- The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk- Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments- Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Use of Estimates- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes-The Company has been organized as a limited liability company. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes based on their respective membership percentages allowing for guaranteed payments to members. There were no differences between financial and income tax reporting.

1. Description of Business and Significant Accounting Policies, continued
Guaranteed payments to members-Guaranteed payments to members that are designed to represent reasonable compensation for services rendered are accounted for as expenses rather than as an allocation of net income

Comprehensive Income-Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income establishes requirements for disclosure of comprehensive income that includes certain items previously and included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2004, the Company did not have any components of comprehensive income to report.

2. Related Party Transactions

The Company uses office space and office personnel from an entity that is partially owned by its members. The company is not charged for those services.

Payments made to members totaling $117,400 have been classified as guaranteed payments and have been recorded as an expense.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had capital of $24,196, which was $19,196 in excess of is required net capital of $5,000.

Bluestone Investment Banking Group, LLC
F/K/A Westcliffe Securities, LLC
Computation of Net Capital Requirement
December 31, 2004

Total ownership equity from Statement of Financial Condition	$24,196
Deduct ownership equity not allowed for Net Capital	0
Total ownership equity qualified for Net Capital	24,196
Net Capital Requirement	5,000
Net capital in excess of required net capital	$19,196

No material differences existed between the annual audit and the most recent Part IIA filing.

Larry O'Donnell, CPA, P.C.
Telephone (303) 745-4545
2228 South Fraser Street
Unit I
Aurora, Colorado 80014

To the Members
Bluestone Investment Banking Group, LLC
Denver, Colorado

Report on Internal Control

In planning and performing my audit of the financial statements and supplemental schedules of Bluestone Investment Banking Group, LLC, F/K/A Westcliffe Securities, LLC, for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, In order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as require by rule 17a-5(g) (1) of the Securities exchange Commission ("SEC"), I have made a study of the practices and procedure followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a) (11)and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedure followed by the Company in any of the following :

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My considerations of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specified internal control components does not relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matter involving the accounting system and its operation that we consider to be material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of F/K/A Westcliffe Securities, LLC for the year ended December 31, 2004 and this report does affect my report thereon dated January 27, 2005.

Due to the nature and size of the Company's operations, there is no effective segregations of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The members of the Company are aware of the weakness in internal control; however, due to the size of the Company, the members do not believe it is practical to have additional accounting or bookkeeping personnel. The members informed me that they review all transactions and books of original entry.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material inadequacy for purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Members and manager, The SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Larry O'Donnell CPA. P.C.
January 27, 2005